March 21, 2007

Room 4561

Mr. Joseph W. Alsop
Chief Executive Officer
Progress Software Corporation
14 Oak Park
Bedford, MA 01730

      Re: Progress Software Corporation
              Form 10-K for Fiscal Year Ended November 30, 2006
              Filed February 13, 2007
              File No. 000-19417

Dear Mr. Alsop:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended November 30, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2005 Compared to Fiscal 2004, page 20

1.   We note that you attribute your 2005 revenue growth to "increased volume of software licenses and maintenance sales for all of [y]our major product lines." Please tell us the extent that you use volume metrics to manage your business and how you believe such metrics contribute to understanding and evaluating your company. In addition, tell us how you considered whether disclosure of such metrics is required as explained in Section III.B.1 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 25

2.   We note that your disclosures regarding the changes in your operating cash flows
        appear to be limited to a brief discussion of accounts receivable and a table
        summarizing information taken directly from your statements of cash flows.
        Please explain to us why you believe that these disclosures provide a sufficient
        basis for readers to analyze the changes in your operating cash flows. Refer to
        Section IV.B.1 of SEC Release No. 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1: Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 33

3.   We that you use the proportional performance method when payment of software
        license fees is dependent upon the performance of consulting services or the
        consulting services are essential to the functionality of the licensed software.
        Please tell us how this policy complies with paragraphs 74 and 75 of SOP 97-2.
        Specifically, explain why you are using proportional performance rather than the
        percentage-of-completion or completed contract methods.

                                    * * * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Assistant Chief Accountant